1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

The full text of the Settlement Agreement, dated January 30, 2005 (the “Settlement Agreement”), between Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Semiconductor Manufacturing International Corporation (“SMIC”) is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
TSMC recently learned that the version of the Settlement Agreement attached to SMIC’s 2004 Form 20-F filing of June 28, 2005 was incorrect, in that it omitted a portion of paragraph 29 of the Settlement Agreement pertaining to a material obligation of SMIC to implement measures to cease using TSMC Information within three working days from its awareness of such use. In an order filed on September 13, 2007 by the California Superior Court, County of Alameda, in TSMC-North America v. Shanghai Semiconductor Manufacturing Corp., Case No. RG-06-286111, the Court preliminarily found that the evidence supports a finding that after the effective date of the Settlement Agreement, SMIC was aware that it was using TSMC Information (as defined in the Settlement Agreement) for manufacturing SMIC’s 0.13 um products, and in its design rules for 0.13 um products, and in its process flow R & D.
Pursuant to paragraph 36 of the Settlement Agreement, either party may disclose aspects of the Settlement Agreement “as may be needed to correct an inaccurate report or description of the settlement.” This filing is made pursuant to paragraph 36 of the Settlement Agreement to correct SMIC’s inaccurate report and description of the settlement.

2

Exhibit 99.1
SETTLEMENT AGREEMENT
          This Settlement Agreement (“Agreement”) is executed on January 30, 2005 by and between Taiwan Semiconductor Manufacturing Company, Ltd., (“TSMC, Ltd.”) a Taiwanese corporation, having a place of business located at No. 8 Li-Hsin Road 6, Hsin-Chu Science Park, Hsin-Chu, Taiwan, Republic of China, on behalf of itself and all of its Related Companies (collectively “TSMC”); and Semiconductor Manufacturing International Corporation, (“SMIC Cayman”) a Cayman Island Corporation, having a place of business located at No.18 Zhang Jiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China, on behalf of itself and all of its Related Companies (collectively “SMIC”) including Semiconductor Manufacturing International (Shanghai) Co. Ltd. and SMIC Americas. TSMC and SMIC may be collectively referred to hereinafter as the “Parties.”
          WHEREAS there is a federal district court action in the United States District Court for the Northern District of California, Civil Action No. C03-5761 MMC, between TSMC Ltd. and SMIC alleging infringement of U.S. Patent No. 5,923,088, U.S. Patent No. 6,107,206, U.S. Patent No. 6,174,797, U.S. Patent No. 6,268,274, U.S. Patent No. 6,272,514, U.S. Patent No. 6,171,896, U.S. Patent No. 6,350,662, U.S. Patent No. 6,287,172, U.S. Patent No. 6,399,522, U.S. Patent No. 6,569,723, and U.S. Patent No. 6,417,032 (“First District Court Action”).
          WHEREAS there is a California state court action in Alameda County Superior Court in Oakland, California, Civil Action No. RG04156932, between TSMC, on the one hand, and SMIC and Hiang C. Chan, an individual, on the other hand, alleging inter alia misappropriation of

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trade secrets, unfair competition, and interference with business relations. (“California State Court Action”)
          WHEREAS there is a federal district court action in the United States District Court for the Northern District of California, Civil Action No. C04-3390 MJJ, between TSMC Ltd. and WaferTech and SMIC alleging infringement of U.S. Patent No. 6,251,795, U.S. Patent No. 6,121,091, and U.S. Patent No. 6,235,653 (“Second District Court Action”).
          WHEREAS, there is an investigation before the U.S. International Trade Commission, Investigation No. 337-TA-525, against SMIC in which TSMC alleges violations of Section 337 arising from the unlawful importation into the United States, the sale for importation, or the sale within the United States after importation of certain semiconductor devices and products containing the same, that were made, produced or processed by a means covered by or infringe or induce infringement of one or more claims of U.S. Patent No. 6,121,091, U.S. Patent No. 6,251,795, and U.S. Patent No. 6,235,653 and the misappropriation of TSMC’s trade secrets (“ITC Action”).
          WHEREAS TSMC, Ltd. obtained a provisional injunction (the “Taiwan Injunction”) in the Hsin-Chu District Court of Taiwan against Semiconductor Manufacturing International Corporation and Richard Ru Gin Zhang (“Richard Chang”), Case No. 91-Chai-Chuan-235, on May 14, 2002 (“Taiwan Action”).
          WHEREAS, SMIC neither admits nor denies liability on the claims asserted in the First District Court Action, the California State Court Action, the Second District Court Action, the Taiwan Action and/or the ITC Action (collectively the “Pending Actions”).

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          WHEREAS, the Parties desire to settle all the Pending Actions and enter into the Patent License Agreement, attached as Exhibit F, on the terms and conditions set forth below.
          NOW, THEREFORE, in consideration of the following rights and obligations granted and undertaken by the Parties in this Agreement and Patent License Agreement, and for other good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the Parties agree as follows:
I. PAYMENTS
     1. In consideration of this Settlement Agreement and the Patent License, SMIC (Cayman) shall pay to the entity(ies) designated by TSMC the aggregate sum set forth in Exhibit A.
     2. The Parties agree that of the aggregate sum to be paid under the previous paragraph, U.S. $20million is allocated to the past, and as to the balance the Parties agree that they will be free to decide such allocations independently of each other, without any further consultation or agreement with the other Party.
     3. The above amount shall be paid to TSMC net of any withholding tax obligations, if any, that may attach to such payments, which obligations SMIC shall bear. The Parties shall reasonably cooperate to seek a refund or release of any such withheld amounts.
     4. SMIC’s obligation to make the above payments is irrevocable and will be secured by a series of promissory notes provided to TSMC in the form attached as Exhibit B.
     5. Except for the first payment to be paid upon signing of this Agreement, TSMC shall provide SMIC with: (i) an invoice (to the address identified in paragraph 46) specifying the specific amount due under each installment payment set forth in Exhibit A thirty (30) days prior

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to the payment date; and (ii) wire transfer instructions not less than fifteen (15) business days before any payments are due. Unless new wire transfer instructions are timely received by SMIC, the last such instructions shall be used.
II. THE PENDING ACTIONS.
     6. The Parties shall execute and file a stipulation of dismissal without prejudice of TSMC’s claims in the California State Court Action substantially in the form attached hereto as Exhibit C-1. The Parties shall execute and file a stipulated dismissal with prejudice of TSMC’s claims in the California State Court Action against Hiang C. Chan, in exchange for which SMIC hereby agrees that SMIC shall be liable for any conduct of Hiang C. Chan that was or could have been the subject of the claims of the California State Court Action, and shall ensure, to the fullest extent possible, that Hiang C. Chan complies with his obligations to appear in the County of the State of California for deposition and/or trial in any Refiled action. The Parties agree to execute an “undertaking” to settle the California State Court Action against Hiang C. Chan substantially in the form of Exhibit C-2.
     7. The Parties shall execute and file an executed stipulation of dismissal without prejudice of TSMC’s claims in the First District Court Action substantially in the form attached hereto as Exhibit D. The stipulation of dismissal filed in the First District Court Action shall include a dismissal without prejudice of SMIC’s Counterclaims.
     8. The Parties shall execute and file an executed stipulation of dismissal without prejudice of TSMC’s claims in the Second District Court Action substantially in the form attached hereto as Exhibit E. The stipulation of dismissal filed in the Second District Court Action shall include a dismissal without prejudice of SMIC’s Counterclaims.

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     9. The Parties shall execute and file a joint motion and related papers to vacate the Taiwan Injunction and terminate the Taiwan Action substantially in the form attached hereto as Exhibit F. The parties shall cooperate to ensure that the existing bond posted by TSMC for the Taiwan Injunction shall be refunded to TSMC.
     10. The Parties shall file a Joint Motion to Terminate the ITC Action based on the Settlement Agreement substantially in the form attached as Exhibit G, along with a public version of the Joint Motion to Terminate the ITC Action and a public version of this Agreement. The Parties shall cooperate both in the preparation of such public versions so that any sensitive commercial information is not publicly disclosed, and in requesting confidential treatment for such version of this Agreement in connection with the filing of the same before any government authority.
     11. The parties shall share equally any court-related costs incurred in the settlement of the matters described in Paragraphs 6,7,8, 9 and 10. All other costs associated with the settlement of these matters and not otherwise provided in this agreement shall be borne respectively by the party incurring such costs, including but not limited to attorney fees and costs.
III. PATENT LICENSE.
     12. The Parties hereby agree to enter into the Patent License Agreement attached hereto as Exhibit H.
IV. TSMC INFORMATION ACQUIRED PRIOR TO THE EFFECTIVE DATE.
     13. SMIC acknowledges that, other than the Patent License Agreement, neither this Agreement, nor any agreement referenced herein, grants SMIC any right, title, or interest in any

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TSMC Information. SMIC acknowledges and agrees that it is not licensed or authorized to possess, disclose or to use in any way or to any extent, TSMC Information, including any TSMC Information that was obtained or used by SMIC or its employees prior to the Effective Date.
     14. TSMC provides SMIC a “Grace Period” commencing on the Effective Date and ending on July 31, 2005, during which Grace Period TSMC will not sue SMIC for any alleged continued possession or use by SMIC of TSMC Information acquired prior to the Effective Date in or for SMIC’s 0.13um or smaller processes, nor conduct an Audit (as hereinafter defined). TSMC provides this Grace Period on the understanding that SMIC will use the Grace Period to ensure that SMIC neither possesses nor uses TSMC Information in SMIC’s 0.13um or smaller processes and related business activities.
     15. Upon execution of this Agreement, SMIC shall use reasonable efforts separately to identify and return to TSMC’s counsel, Keker & Van Nest, each and every document or material (whether in paper or digital format) that SMIC knows or has reason to believe based on a good faith investigation, might contain TSMC Information, except that one copy of such TSMC Information may be retained by SMIC’s legal counsel (Paul Hastings) and shall only be used in accordance with the terms of this Agreement, and one copy will be placed into the escrow to be established pursuant to Article V herein. SMIC’s identification and return of such information shall not be deemed an admission.
     16. SMIC shall not be in breach of the obligation in paragraph 15 above because it possesses and uses SMIC Information relating to, or sells products using SMIC’s existing 0.15um and larger Process Technologies that may contain or be derived from TSMC Information. Nor shall SMIC be in breach of said obligation because it manufactures a product

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for a customer and in conjunction with manufacturing such product receives TSMC Information from such customer, without knowing or having any reason to know that the customer has disclosed TSMC Information, was under a duty not to disclose TSMC Information or used improper means to acquire TSMC Information.
V. ESCROW AND AUDIT.
     17. TSMC and SMIC agree to enter into the Escrow Agreement attached hereto as Exhibit I.
     18. SMIC agrees to deposit a copy of all of the documents identified in Exhibit A Mandatory Deposit Materials to the Escrow Agreement by July 31, 2005.
     19. To the extent that, within thirty (30) days of the Effective Date, any Counsel to the Parties has not deposited into Escrow all of the documents produced by the other Party during discovery in the several litigation matters, then, within such thirty (30) day period, such Counsel will use its reasonable, good faith efforts to return to the producing Party, all but one copy of the documents produced by the other Party in the Pending Actions and provide a certification that all such documents either have been returned or deposited into Escrow. During this process, any documents produced by third parties in any action shall be governed by the existing protective order in that action or local laws of the governing jurisdiction.
     20. Two years after the Effective Date, the respective General Counsels of the Parties and a representative of each of the Parties’ senior management shall meet to discuss the necessity of maintaining the ongoing escrow process. In the event that there have been no major issues concerning possible breach of this Agreement during said two year period, and without

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any obligation of the Parties, during such meeting the Parties may consider the possible termination or modification of the Escrow Agreement.
     21. The Parties will split the costs 50/50 for setting up the initial escrow.
     22. SMIC will bear its own costs for depositing material into the escrow.
     23. After July 31, 2005, TSMC may at any time at its own discretion decide to audit the information that SMIC has deposited into the escrow to (i) ensure that SMIC has complied with its obligations to deposit and update the materials described in Exhibit A of the Escrow Agreement, and/or (ii) verify that SMIC is not using TSMC Information in a 0.13um or smaller Process Technology (an “Audit”).
a. The Audit may only be performed by TSMC’s outside counsel who may retain one or more outside consultants selected by TSMC to consult with TSMC’s outside counsel. Such consultants shall be among those previously identified by TSMC in the ITC action, State Court action or the First District Court action, and shall be bound by any undertaking executed by them in such action. In addition, TSMC will make sure that such consultants are not currently or previously associated with SMIC as its employees or consultants, and SMIC shall not hire or retain as consultants any of the consultants previously disclosed by TSMC in any of the Pending Actions.
b. TSMC’s outside counsel will notify the Escrow Company which documents or material it wishes to inspect and will provide a copy of the request to SMIC.
c. SMIC will have no right to object to the release of any requested material to TSMC’s outside counsel or outside consultant(s) for purposes of any Audits.

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     24. TSMC shall bear the costs for its Audit(s), provided, however, that it shall be entitled to recover such costs, including TSMC’s legal fees and costs, if SMIC is found in a legal proceeding to have been using after the Grace Period TSMC Information in any of its 0.13um or smaller Process Technology. SMIC shall bear its costs and fees for any work necessary because of the obligations SMIC undertakes herein to modify or develop Process Technologies.
     25. During the Grace Period, SMIC and SMIC’s counsel may only examine the materials deposited in escrow for the purpose of identifying SMIC’s 0.13um or smaller Process Technology or related information, if any, that may need to be purged of TSMC Information (“SMIC 0.13um Information”).
     26. On or before the conclusion of the Grace Period, SMIC’s outside counsel may communicate to SMIC the identification of any SMIC 0.13um Information that may need to be purged of TSMC Information, provided, however, that SMIC’s outside counsel shall not communicate or disclose to SMIC any TSMC Information; and further provided that within five (5) days of the end of the Grace period, SMIC’s counsel shall provide to TSMC a report identifying any TSMC Information discovered during the Grace Period; such provision of information by SMIC’s outside counsel to TSMC’s outside counsel shall not be asserted by TSMC to be a waiver of SMIC’s attorney client privilege rights as to such communication or any related communications between SMIC and its outside counsel or of SMIC’s counsel’s work product.
     27. The retention, use and disclosure of all documents retained by the Parties’ respective legal counsel under Article V of this Agreement shall be governed by the stipulated protective

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order entered in the First District Court Action, which protective order shall continue in force and effect as between the Parties so long as any legal counsel retains such documents.
VI. COVENANTS AND WARRANTIES
     28. Except in the event of a Termination, as defined in paragraph 43, TSMC hereby covenants not to sue SMIC for SMIC’s acquisition and use of Previously Acquired TSMC Information before the Effective Date and for any continuing use of such Previously Acquired TSMC Information in SMIC’s existing 0.15um and larger processes and related business activities after the Effective Date, subject to the following:
a. This covenant does not extend to SMIC’s use after the Effective Date of any TSMC Information in, or relating to, any 0.13um or smaller SMIC Process Technologies or related business activities;
b. This covenant does not extend to any oral or written disclosure by SMIC after the Effective Date of any TSMC Information acquired before the Effective Date; and
c. This covenant does not extend to any TSMC Information acquired by, disclosed to, or first used by SMIC after the Effective Date, including the use of any previously acquired TSMC Information to develop a new SMIC process(es) after the Effective Date.
     29. SMIC warrants and represents that, should it become aware after the Effective Date of any acquisition, use, or disclosure of TSMC Information that is subject of paragraph 28 above, it will immediately implement measures to cease using such TSMC Information within three (3) working days from its awareness, it shall treat the TSMC Information as strictly confidential,

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deposit a copy of such information into the escrow account, and immediately notify TSMC’s counsel and return to TSMC’s counsel all remaining copies of the TSMC Information.
     30. For so long as there is no Refiled Action (as defined below in paragraph 41), SMIC covenants not to sue TSMC based upon or relating to the appropriateness or basis of any claim or cause of action that TSMC has asserted in the Pending Actions, including but not limited to claims for malicious prosecution, sanctions, or abuse of process.
     31. SMIC warrants and represents that it will not make any statements that will suggest or imply to any third party (including but not limited to customers) that SMIC’s processes use or are derived from TSMC Information, or are “based on TSMC’s processes,” are “TSMC compatible,” are “TSMC-like,” or otherwise suggest a use of or a derivation from TSMC Information , compatibility with TSMC’s processes or technology arising from TSMC Information, or endorsement by TSMC. However, SMIC may state that its operations are “foundry compatible” according to generally accepted industry standards.
VII. NON-SOLICITATION OF EMPLOYEES
     32. SMIC agrees not to solicit TSMC Information from current or former employees of TSMC.
     33. SMIC agrees to maintain appropriate measures to require any employees, including new hires from TSMC, not to bring to, or use at SMIC, any TSMC Information or unlicensed TSMC intellectual property.
     34. SMIC agrees not to solicit for employment on its own initiative, directly or indirectly, or use improper means to hire employees of TSMC. However, normal recruiting program

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implemented by SMIC addressed to the general public and not specifically targeting any TSMC employees shall not be deemed as a violation of this section.
VIII. CONFIDENTIALITY
     35. The Parties agree that all provisions, terms and conditions of this Agreement are and will remain confidential, and that they shall not disclose such terms and conditions, in whole or in part, under any circumstances to any person not a party hereto, except
1	as expressly provided herein, pursuant to paragraph 36;

2	with the prior written consent of the other party;

3	to the extent such disclosure may be required in judicial, administrative or regulatory proceedings in response to a valid subpoena or as may otherwise be required by law, subject to protective order or other similar protections as applicable;

4	for the purposes of disclosure in connection with the U.S. Securities and Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, and any other disclosures or reports filed with the U.S. Securities and Exchange Commission, the NYSE, The Hong Kong Stock Exchange, and comparable PRC, Taiwan, and other securities authorities where applicable;

5	to either Party’s accountants, auditors, legal counsel, insurers or bankers subject to an obligation of confidentiality and/or privilege as applicable;
provided, however, that prior to any such disclosure pursuant to subparagraphs (3) or (4) hereof, the party seeking to make a disclosure shall notify the other party and consult with the other party and otherwise take all reasonable actions in an effort to minimize the nature and extent of such disclosure.

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IX. FUTURE STATEMENTS.
     36. The Parties agree to each issue mutually agreed press release upon consummation of this Agreement on January 30, 2005. Except as otherwise agreed by the Parties, the Parties: (i) will endeavor to keep the contents of this Agreement confidential, and (ii) will endeavor not to disclose the specific terms of this Agreement to the media, investment community, or public at large, except as may be needed to correct an inaccurate report or description of the settlement. The Parties agree that in the event of an action for breach of this Agreement or any Exhibit hereto, either party may disclose the specific terms of this Agreement in connection with litigation concerning this Agreement or any Exhibit thereto, on the condition that the terms of settlement be kept as confidential as the applicable court will allow, except as provided in paragraph 35.
     37. So long as this Agreement is not breached, neither party, nor their officers or directors, will make any public statements asserting or denying the merits of the claims previously asserted in any of the actions settled herein.
X. CHOICE OF LAW, JURISDICTION, ENFORCEMENT.
     38. This Agreement, its validity, its interpretation, enforcement and performance shall be governed by the substantive laws of the State of California, USA (without application of its conflict of law rules), as if this Agreement were wholly executed and wholly performed in the State of California, USA and the substantive laws of California shall apply to any dispute arising out of this Agreement.
     39. The Parties agree to personal jurisdiction and venue of the California Courts with regard to any dispute arising out of the interpretation, enforcement or breach of this Agreement.

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XI. BREACH.
     40. Should either party believe that the other party has breached this Agreement, the party believing that there has been a breach shall notify the other party of the breach and the basis for the belief that there has been a breach. Within ten (10) business days of receipt of notice of breach, the Parties’ General Counsels shall meet in a neutral location and attempt in good faith to resolve the breach. If their attempt is unsuccessful, a meeting to reach a good faith resolution of the breach shall take place in a neutral location within five (5) business days after the last meeting of the Parties’ General Counsels, and shall include at least one senior business and/or technical representative from each party and the Parties’ General Counsels. The conciliation process set forth in this paragraph shall be referred to as “Meet and Confer”. It is the intention of the Parties to make reasonable efforts to try to resolve any disputes they may have using this Meet and Confer to try to avoid future litigation.
     41. In the event that the during Meet and Confer the Parties have not agreed on some remedial action and appropriate compensation or if the breach is not cured to the satisfaction of the non-breaching party following conclusion of the Meet and Confer, the non-breaching party may declare a breach of this Agreement and may avail itself of all rights and remedies with respect to such breach, including filing a new action for breach of this Agreement and asserting any of the causes of action in any of the Pending Actions and/or refiling any of the Pending Actions (“Refiled Action” or “Refiled Actions”) in the California Courts, State or Federal, and/or the ITC. SMIC and TSMC hereby (a) expressly consent to personal jurisdiction in the California Courts, State or Federal, and/or the ITC in the event of such a new or Refiled Action; (b) agree to accept service of process as if it were a California corporation; (c) expressly waive

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any requirements for service under the Hague or any convention between the US and China or Taiwan, and (d) agree that any judgment entered against SMIC or TSMC in a new or Refiled Action will be enforceable against SMIC in China as if the judgment had been entered by a Chinese court or against TSMC in Taiwan as if the judgment had been entered by a Taiwan court.
     42. Following the conclusion of the Meet and Confer set forth in paragraph 40 above, In the event of (i) SMIC’s failure to make any payment required by this Agreement when due; (ii) SMIC’s or TSMC’s breach of the Patent License Agreement; or (iii) an assignment that is prohibited by this Agreement, or (iv) SMIC’s acquisition or disclosure of any TSMC Information after the Effective Date; or (v) SMIC’s acquisition, use or disclosure of TSMC Information in 0.13 um or smaller SMIC processes or related business activities after the conclusion of the Grace Period, or to develop a new SMIC Process Technology after the Effective Date, all rights, releases and licenses granted to the breaching party under this Agreement and the Patent License Agreement shall immediately terminate as of the date of the breach (“Termination”). The date of the breach is the date of the act constituting the breach, not the date that a party learns of the breach or the date a court or other tribunal determines that there has been a breach, and the breaching party shall be liable for all unauthorized actions occurring after the date of the breach. The Parties agree that in the event of a breach, the breaching party shall be liable for pre-judgment interest beginning no later than the date of the breach.
     43. In the event of a Termination due to the fault of SMIC, any payments in paragraph 1 not already paid by SMIC shall become immediately due and payable. Except as provided herein, any defenses raised or available to either of the Parties in each of the Pending Actions as

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of the date of the termination of such action, shall be available in any Refiled Action. In any Refiled Action, the computation of the time to commence the action, for purposes of the statute of limitations, laches, waiver or estoppel defenses shall not be deemed to include the time from the commencement of the original action to a date one year after the date of termination of this Agreement. In any such Refiled Action, any party may assert, in addition to any other defenses it may have in law or equity, that it has not breached this Agreement. Further, in any Refiled Action related to SMIC’s misappropriation of TSMC Information, SMIC agrees to waive the benefits of and not to assert the applicability of the single claim doctrine described in Cadence Design Systems v. Avant! Corp, 29 Cal. 4th 215 (2002) for any reason based upon this Settlement Agreement, or upon any other term or obligation or action set forth in or required by this Agreement.
     44. In any Refiled Action, the amount paid by SMIC under this Agreement may be allocated and credited against and up to any amount awarded as damages against SMIC, as justice requires.
     45. In the event of a breach of this Agreement by any Party hereto, the prevailing party in any action to enforce its rights hereunder shall be entitled to recover all costs and expenses, including reasonable attorney’s fees incurred in connection with enforcing this Agreement.
XII. NOTICE
     46. Any notice or other communication hereunder shall be sufficiently given to: (i) SMIC when sent by overnight or certified mail addressed to Chief Legal Officer, Semiconductor Manufacturing International Corporation, No.18 Zhang Jiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China the address set out above; or (ii) TSMC when

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sent by overnight or certified mail addressed to General Counsel, Taiwan Semiconductor Manufacturing Company, Ltd., a Taiwanese corporation, having a place of business located at No. 8 Li-Hsin Road 6, Hsin-Chu Science Park, Hsinchu, 300-77, Taiwan, Republic of China. Changes in such addresses may be specified by written notice.
XIII. MISCELLANEOUS.
     47. This Agreement is a compromise between many complex issues and disputes between the Parties. The Parties may not, and agree that it will not use this Agreement in any way as a measure of damages, or evidence therefore, of any claim between TSMC and SMIC or any valuation of rights granted hereunder.
     48. This Agreement and the agreements and licenses referred to herein represent the only agreements of the Parties with respect to the Pending Actions and supercedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, concerning the subject matter of the Agreement. This Agreement may not be altered or amended without the express written consent of the Parties.
     49. Neither this Agreement nor any licenses or rights granted hereunder shall be assignable or transferable (in insolvency proceedings; by reason of an asset transfer such as a corporate merger, acquisition, or reorganization; or otherwise) by either Party without the express written consent of the other Party. Any attempted unauthorized transfer or assignment shall be null and void and unenforceable in law or equity and constitute a breach of this Agreement.
     50. The failure of a Party to insist upon strict adherence to any term of the Agreement on any occasion shall not be considered a waiver nor deprive that Party of the right thereafter to

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insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing.
     51. This Agreement shall be binding on all of the parties identified above, and any and all Subsidiaries, Related Companies, parents or affiliates of the Parties as well as their officers, agents, servants, employees, attorneys and all others sitting in concert or participation with any of the foregoing.
     52. The headings included in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     53. Should one or more of the provisions of this Agreement be found invalid, illegal or deemed unenforceable by any court, the remaining terms and provisions of the Agreement shall remain in full force and effect unless the deletion of the invalid, illegal or unenforceable terms materially alters the scope of the Agreement and/or the obligations of one or more the Parties.
     54. The rights and remedies provided herein are cumulative and not exclusive of any rights or remedies provided by law.
     55. Any defined term used in this Agreement or any of the agreements or other documents referenced herein shall have the meaning ascribed to it in such definition.
     56. Each party will bear its own legal fees, expenses, and costs in connection with the Pending Actions and the settlement negotiations.
     57. No party shall be liable for any delay or non-performance of its obligations hereunder in the event and to the extent that such delay or non-performance is due to an event of Force Majeure, defined below. “Force Majeure” means war, civil unrest, terrorist acts, strikes, lock-out and other general labor disputes, acts of government, natural disasters, breakdown or general unavailability of transport facilities, general shortages of energy, general shortages of

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materials, accidents, fire, earthquakes, explosions and Acts of God. The party affected by an event of force majeure shall inform the other party in writing without delay of its occurrence, probable duration and cessation.
     58. Each Party represents and warrants that it is under no legal impediment to the entry into and confirmation of this Agreement and this agreement is effective and enforceable.
     59. This Agreement may be executed in two or more counterparts, each of which is deemed an original but all of which together constitute one and the same instrument.
     60. The parties hereby acknowledge that each has been represented by independent legal counsel throughout all negotiations which preceded the execution of this Agreement and that this Agreement has been executed with the consent and advice of such counsel.
Each party represents and warrants for himself or itself that the individual executing this Agreement on his or its behalf is authorized to do so and to bind the party on whose behalf the individual is signing. The parties further represent and warrant that each is the sole holder of the claims being released in this Agreement, that he or it has not assigned those Claims to any other person, and that no one else has any claim, title or interest in or to the claims being released herein.
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[Intentionally Left Blank by the Parties]
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CONFIDENTIAL	Confidential Settlement Document
Settlement Agreement
Execution Copy
IN WITNESS WHEREOF, the Parties have themselves through their duly authorized representatives caused this Agreement to be executed:
Date: January 30, 2005

TSMC, Ltd.
/s/ FC Tseng

By:	FC Tseng
Date:	January 30, 2005

WaferTech LLC
/s/ Steve Tso

By:	Steve Tso
Date:	January 30, 2005

TSMC -NA
/s/ FC Tseng

By:	FC Tseng
Date:	January 30, 2005

SMIC Americas
/s/ Richard R. Chang

By:	Richard R. Chang
Date:	January 30, 2005

CONFIDENTIAL	Confidential Settlement Document
Settlement Agreement
Execution Copy

SMIC Shanghai.
/s/ Richard R. Chang

By::	Richard R. Chang
Date:	January 30, 2005

SMIC Cayman.
/s/ Richard R. Chang

By:	Richard R. Chang
Date:	January 30, 2005

CONFIDENTIAL	Confidential Settlement Document
Settlement Agreement
Execution Copy
APPENDIX A
DEFINITIONS
Effective Date means January 31, 2005.
Execution means the date on which the last party signs this Agreement.
Patents means and include any and all patents (including patents of importation, patents of confirmation, improvement patents, patents and certificates of addition and utility models, as well as divisions, reissues, continuations, continuations-in-part, renewals and extensions of any of the foregoing) having an issuance or grant date prior to the Expiration Date and existing at any time in any or all countries of the world.
Parties means the signatories hereto.
Previously Acquired TSMC Information means TSMC Information acquired by SMIC prior to the Effective Date.
Process Technology(ies) means information used in the manufacture of one or more Semiconductor Devices having a specified geometry (i.e., 0.13um).
Related Companies means, with respect to TSMC: its SUBSIDIARIES; Systems on Silicon Manufacturing Company Pte. Ltd; and Vanguard International Semiconductor Corporation; and with respect to SMIC, its SUBSIDIARIES.
Semiconductor Device(s) means a unitary or integrated silicon electronic device, such device being either in wafer, die, or finished form. A SEMICONDUCTOR DEVICE in finished form shall include any terminals and housing (and any environmental control elements within the housing) integral to such device. A SEMICONDUCTOR DEVICE shall not lose its character as such whether or not it is part of an assemblage of such electronic devices or other devices, but the term does not mean such assemblage nor does it include circuits formed by the assemblage.
Subsidiary(ies) of a company means a corporation or other legal entity: (i) the majority of whose shares or other securities entitled to vote for election of directors (or other managing authority) is now or hereafter controlled by such company either directly or indirectly; or (ii) which does not have outstanding shares or securities but the majority of whose ownership interest representing the right to manage such corporation or other legal entity is now or hereafter owned and controlled by such company either directly or indirectly; but any such corporation or other legal entity shall be deemed to be a SUBSIDIARY of such company only as long as such control or ownership and control exists.

CONFIDENTIAL	Confidential Settlement Document
Settlement Agreement
Execution Copy
TSMC Information means non-public information, know-how, technology or trade secrets developed or owned by TSMC, but shall not include information the following information: (a) information which is generally known or freely available for use by other competitors of TSMC; (b) the general knowledge, skill and experience acquired by former TSMC employees during the course of their employment that is retained in the unaided memories of TSMC’s employees ; (c) industry standards or other information that is generally known or widely used in the semiconductor manufacturing industry; (d) information that is contained in publicly available documents, including patents, published articles and textbooks, equipment manuals, and seminar presentations that are generally available to TSMC’s competitors.

CONFIDENTIAL	Confidential Settlement Document
Settlement Agreement
Execution Copy
EXHIBIT A
PAYMENT SCHEDULE
SMIC (Cayman) shall pay to TSMC the aggregate sum of one hundred seventy-five million dollars ($175,000,000.00) in U.S. dollars, payable by wire transfer to TSMC’s designated account, as follows:

Effective Date	-	$20 million.

April 1, 2005	-	$5 million.

December 31, 2005	-	$5 million.

June 30, 2006	-	$15 million.

December 31, 2006	-	$15 million.

June 30, 2007	-	$15 million.

December 31, 2007	-	$15 million.

June 30, 2008	-	$15 million.

December 31, 2008	-	$15 million.

June 30, 2009	-	$15 million.

December 31, 2009	-	$15 million.

June 30, 2010	-	$15 million.

December 31, 2010	-	$10 million.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 15, 2007	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer